Exhibit 3.1

Filing Date and Time

11/7/2012 1:07 PM

Filed in the office of

/s/ Ross Miller

Ross Miller Secretary of State

Certificate of Amendment to Articles of Incorporation

For Nevada

  Name of corporation:

Green Star Alternative Energy, Inc.

  The articles have been amended as follows:

FIRST: The name of the Corporation (hereinafter called the “Corporation”) shall be Gold Hill Resources, Inc.

FOURTH: That the total number of common stock authorized that may be issued by the Corporation is TWO HUNDRED MILLION (200,000,000) shares of stock, $.001 par value. Said common shares may be issued by the Corporation from time to time for such considerations as may be fixed by the Board of Directors.

Upon the effectiveness of the Certificate of Amendment of the Certificate of Incorporation whereby this Article FOURTH is amended to read as set forth herein (the “Effective Time”), each one hundred (100) shares of Common Stock, with a par value of $0.001 per share, of the Corporation issued and outstanding immediately prior to the Effective Time shall thereby and thereupon be combined into and shall constitute and represent one (1) validly issued, fully paid and nonassessable share of Common Stock, with a par value of $0.001 per share, of the Corporation. No scrip or fractional shares will be issued by reason of this amendment. Fractional share interests created as a result of this amendment shall be rounded up to the next whole number of shares by the Corporation.”

  The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

34,900,000

  Effective date and time of filing: (Optional)

  Signature

/s/ Eric Stoppenhagen

Signature of Officer